Exhibit 99.1

JinkoSolar Announces Second Quarter 2015 Financial Results

SHANGHAI, China, August 20, 2015 - JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), a global leader in the PV industry, today announced its unaudited financial results for the second quarter ended June 30, 2015.

Second Quarter 2015 Highlights

•	Total solar module shipments were 913.4 MW, which includes 90.4 MW earmarked for use in the Company’s downstream projects. Total solar product shipments to the third parties amounted to 915.0 megawatts (“MW”), consisting of 823.0 MW of solar modules, 59.5 MW of silicon wafers and 32.5 MW of solar cells. This represents an increase of 15.9% from 789.2 MW in the first quarter of 2015 and an increase of 38.7% from 659.5 MW in the second quarter of 2014..
•	As of June 30, 2015, the Company had connected 725 MW worth of solar projects.
•	Total revenues were RMB3.2 billion (US$516.2 million), representing an increase of 16.4% from the first quarter of 2015 and an increase of 31.6% from the second quarter of 2014.
•	Solar power projects generated electricity of 203 GWh, a 75.8% increase from the first quarter of 2015 and an increase of 201.9% from the second quarter of 2014. Revenues generated from solar power projects were RMB177.9 million (US$28.7 million), representing an increase of 74.2% from the first quarter of 2015 and an increase of 191.6% from the second quarter of 2014.
•	Gross margin was 20.7%, compared with 20.3% in the first quarter of 2015 and 22.6% in the second quarter of 2014.
•	Income from operations was RMB237.0 million (US$38.2 million), compared with RMB230.0 million in the first quarter of 2015 and RMB251.6 million in the second quarter of 2014.
•	Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders was RMB76.4 million (US$12.3 million), compared with RMB51.0 million in the first quarter of 2015 and RMB138.2 million in the second quarter of 2014.
•	Diluted earnings per American depositary share (“ADS”) was RMB2.40 (US$0.40), compared with RMB1.60 in the first quarter of 2015 and RMB4.04 in the second quarter of 2014.
•	Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders in the second quarter of 2015 was RMB206.8 million (US$33.4 million), compared with RMB171.2 million in the first quarter of 2015 and RMB177.4 million in the second quarter of 2014.

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•	Non-GAAP basic and diluted earnings per ADS were RMB6.64 (US$1.08) and RMB6.44 (US$1.04), respectively, in the second quarter of 2015.

Mr. Kangping Chen, JinkoSolar’s Chief Executive Officer commented, “We had an overall strong quarter as we continue to build a diversified foundation for long-term sustainable growth. We are efficiently executing our strategy across all segments of our business as we benefit from the strong growth momentum gained by expanding our module and downstream businesses. Total revenues during the second quarter reached US$516.2 million, representing an increase of 31.6% over the same period in 2014 and 16.4% sequentially. Module shipments to third parties reached 823 MW, exceeding the high-end of our third party shipment guidance for the second quarter in a row.”

“Solar power output during the second quarter also exceeded our expectations by reaching 203 GWh, up approximately 75.8% sequentially while generating RMB177.9 million in revenue. With the seasonal effects of Chinese New Year behind us and new projects ramping up to full capacity, we expect this higher-margin business to generate an increasing share of the profits during the second half of 2015.”

“We connected 108 MW of solar projects to the grid during the quarter which brings the total capacity of connected projects to 725 MW, and are on track to hit our target of 600 MW – 800 MW of connected capacity in 2015.”

“Global solar demand remains robust, allowing us to build upon our leadership position in a number of key and new emerging markets. We are well positioned in China as the market leader to benefit from the expected strong demand during the second half of 2015.We also made substantial progress in the U.S. where shipments increased by 115% sequentially, In the Asia Pacific region, we increased our market share substantially in Thailand. Shipments to Japan and the UK returned to normal levels following the year-end rush last quarter but still remain very active and show promising signs of growth. Turkey and Switzerland in the non-EU region as well as emerging market such as Brazil and Chile all show great potential. We continue to seek new opportunities as we diversify our customer portfolio and geographic presence”

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“Our rapid business growth is supported by diversified financing channels at both the corporate and project levels. At the corporate level, in addition to our existing close relationships with domestic commercial banks, we secured loans from The Export-Import Bank of China for our Malaysian production facility and doubled JinkoSolar US’s credit limit with Wells Fargo. On the project level, we secured large project credit lines from Mingsheng Bank and Ping An Bank as we strengthen our financing capabilities with additional financial institutions. Such strong support from financial institutions demonstrates their confidence in our ability to execute our growth strategies across different businesses and geographies.”

“In conclusion, I am pleased with the progress we made across the entire business. The support we are receiving at both corporate and project levels from our diversified financing channels will continue to serve as the foundation for our sustainable long-term growth. Combined with the steady expansion of our downstream business, industry-leading technology and diversified geographic presence, we believe that our growth prospects look increasingly promising.”

Second Quarter 2015 Financial Results

Total Revenues

Total revenues in the second quarter of 2015 were RMB3.2 billion (US$516.2 million), representing an increase of 16.4% from RMB2.7 billion in the first quarter of 2015 and an increase of 31.6% from RMB2.4 billion in the second quarter of 2014. The sequential and year-over-year increase in total revenues was mainly attributable to the increases in shipments of solar modules and electricity revenues from solar projects.

During the second quarter of 2015, revenues from downstream solar power projects were RMB177.9 million (US$28.7 million), an increase of 74.2% from the first quarter of 2015 and an increase of 191.6% from the second quarter of 2014, of which electricity revenue accounted for RMB177.0 million (US$28.6 million). The increase in solar power project revenues was primarily due to the increase in number and capacity of the Company’s solar projects. Gross profit for solar power project revenues was RMB111.6 million (US$18.0 million) during the second quarter of 2015, representing a gross margin of 62.7%.

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The Company has entered into certain sales contracts with retainage terms (the "Retainage Contracts") since the second half of 2012, under which customers were allowed to withhold payment of 5% to 10% of the full contract price as retainage for the specified period which generally ranges from one year to two years (the "Retainage Period"). The Company does not recognize such retainage until the customers pay it after the Retainage Period expires. The total amounts of retainage under the Retainage Contracts that were not recognized as revenue were RMB17.3 million (US$2.8 million) and RMB7.7 million for the second and the first quarter of 2015, respectively. During the second quarter of 2015, the Company received retainage payment of RMB14.4 million (US$2.3 million) and recognized it as revenue. As of June 30, 2015, the cumulative amount of retainage that had not yet been recognized as revenue was RMB204.5 million (US$33.0 million).

Gross Profit and Gross Margin

Gross profit in the second quarter of 2015 was RMB663.6 million (US$107.0 million), compared with RMB558.5 million in the first quarter of 2015 and RMB550.3 million in the second quarter of 2014.

Gross margin was 20.7% in the second quarter of 2015 compared with 20.3% in the first quarter of 2015 and 22.6% in the second quarter of 2014. In-house gross margin, which relates to the Company’s in-house silicon wafer, solar cell and solar module production, was 26.3% in the second quarter of 2015, compared with 24.1% in the first quarter of 2015 and 25.4% in the second quarter of 2014. The sequential and year-over-year increases were mainly due to the continued cost reduction of solar modules and the rapid increase of electricity revenues.

Income from Operations and Operating Margin

Income from operations in the second quarter of 2015 was RMB237.0 million (US$38.2 million), compared with RMB230.0 million in the first quarter of 2015 and RMB251.6 million in the second quarter of 2014. Operating margin in the second quarter of 2015 was 7.4%, compared with 8.4% in the first quarter of 2015 and 10.3% in the second quarter of 2014.

Total operating expenses in the second quarter of 2015 were RMB426.6 million (US$68.8 million), an increase of 29.9% from RMB328.5 million in the first quarter of 2015 and an increase of 42.9% from RMB298.6 million in the second quarter of 2014. The sequential increase in operating expenses was mainly due to an increase in shipping and warranty costs associated with increased module shipments. The year-over-year increase in operating expenses was mainly due to increases in shipping and warranty costs and stock-based compensation expenses.

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Total operating expenses excluding non-cash charges, including stock-based compensation and changes in allowance for doubtful accounts were RMB422.8 million (US$68.2 million) in the second quarter of 2015, compared to RMB344.8 million in the first quarter of 2015 and RMB288.9 million in the second quarter of 2014.

Total operating expenses excluding non-cash charges as a percentage of total net revenues was 13.2% in the second quarter of 2015, compared to 12.5% in the first quarter of 2015 and 11.9% in the second quarter of 2014.

Interest Expense, Net

Net interest expense in the second quarter of 2015 was RMB79.5 million (US$12.8 million), an increase of 26.3% from RMB62.9 million in the first quarter of 2015 and an increase of 11.2% from RMB71.5 million in the second quarter of 2014, which was mainly due to the increase of loans for solar power projects.

Exchange gain/loss, Net

The Company recorded an exchange gain of RMB15.2 million (US$2.4 million) including change in fair value of forward contracts in the second quarter of 2015. The Company had a net exchange loss of RMB26.9 million in the first quarter of 2015 and RMB4.8 million in the second quarter of 2014. The sequential and year-over-year changes were mainly due to the appreciation of the Euro against the RMB.

Change in Fair Value of Convertible Senior Notes and Capped Call Options

The Company recognized a loss from a change in fair value of convertible senior notes of RMB56.0 million (US$9.0 million) which was offset by a gain from a change in fair value of capped call options of RMB5.3 million (US$0.9 million). Loss from change in fair value of convertible senior notes was primarily due to the increase in price of the Company’s stock during the second quarter of 2015.

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Equity in income of affiliated companies

The Company recognized equity income from affiliated companies of RMB3.9 million (US$0.6 million) in the second quarter of 2015 as a result of its share of profits for solar projects held by affiliated companies.

Income Tax Expense / (Benefit), net

The Company recorded an income tax benefit of RMB1.8 million (US$0.3 million) in the second quarter of 2015, compared with income tax expense of RMB19.9 million in the first quarter of 2015 and income tax expense of RMB20.9 million during the second quarter of 2014. The sequential and year-over-year changes were mainly due to the additional deduction in R&D costs approved by the local tax bureau in the second quarter of 2015.

Net Income and Earnings per Share

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders in the second quarter of 2015 was RMB76.4 million (US$12.3 million), compared with RMB51.0 million in the first quarter of 2015 and RMB138.2 million in the second quarter of 2014.

Basic earnings per share was RMB0.61 (US$0.10) and diluted earnings per share was RMB0.60 (US$0.10) in the second quarter of 2015, equivalent to basic and diluted earnings per ADS of RMB2.44 (US$0.40) and RMB2.40 (US$0.40), respectively.

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders in the second quarter of 2015 was RMB206.8 million (US$33.4 million), compared with RMB171.2 million in the first quarter of 2015 and RMB177.4 million in the second quarter of 2014.

Non-GAAP basic and diluted earnings per share in the second quarter of 2015 were RMB1.66 (US$0.27) and RMB1.61 (US$0.26), respectively, equivalent to non-GAAP basic and diluted earnings per ADS of RMB6.64 (US$1.08) and RMB6.44 (US$1.04), respectively.

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Financial Position

As of June 30, 2015, the Company had RMB2.3 billion (US$367.5 million) in cash and cash equivalents and restricted cash, compared with RMB1.7 billion of cash and cash equivalents and restricted cash as of March 31, 2015.

As of June 30, 2015, total short-term bank borrowings, including the current portion of long-term bank borrowings, was RMB4.1 billion (US$657.7 million), compared with RMB3.0 billion as of March 31, 2015, and total long-term borrowings was RMB2.1 billion (US$344.0 million), compared with RMB1.1 billion as of March 31, 2015.

As of June 30, 2015, the Company’s working capital was negative RMB1.8 billion (US$285.4 million), compared with negative RMB1.2 billion as of March 31, 2015, which was primarily due to the reclassification of RMB790 million (US$127 million) of convertible bond due in May 2016 to current liability in the first half of 2015.

Second Quarter 2015 Operational Highlights

Solar Product Shipments

Total solar product shipments to the third parties in the second quarter of 2015 were 915.0 MW, consisting of 823.0 MW of solar modules, 59.5 MW of silicon wafers and 32.5 MW of solar cells. In comparison, total shipments for the first quarter of 2015 were 789.2 MW, consisting of 703.5 MW of solar modules, 53.3 MW of silicon wafers and 32.4 MW of solar cells, and total solar product shipments in the second quarter of 2014 were 659.5 MW, consisting of 570.8 MW of solar modules, 54.1 MW of silicon wafers and 34.6 MW of solar cells.

Solar Project Capacity

As of June 30, 2015, the Company has connected 725 MW of solar projects to the grid.

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Solar Products Production Capacity

As of June 30, 2015, the Company's in-house annual silicon wafer, solar cell and solar module production capacity was 3 GW, 2.5 GW and 4 GW, respectively.

Recent Business Developments

●	In June 2015, JinkoSolar signed an agreement to supply 80 MW photovoltaic modules for distributed rooftop projects to China Southern Power Grid Synthesis Energy Co., Ltd.

●	In June 2015, JinkoSolar supplied 33.67 MW of PV modules to Rijn Capital for a project in Chile.

●	In June 2015, JinkoSolar signed a supply agreement for 20MW of PV solar panels with Else Enerji in Turkey.

●	In June 2015, JinkoSolar entered into a supply agreement to be a strategic partner to Vivint Solar (NYSE: VSLR), a leading provider of distributed solar energy to residential customers in the United States.

●	In June 2015, JinkoSolar signed amendments to the credit agreement with Wells Fargo Bank, National Association ("Wells Fargo"). Under the new terms of the credit agreement, JinkoSolar US's credit limit will be raised to $40 million from $20 million.

●	In July 2015, JinkoPower, a subsidiary of JinkoSolar, signed a $150 million loan agreement with Credit Suisse and a number of financial institutions. Proceeds from the financing will be used to expand JinkoPower's project portfolio in China and provide funds to expand capacity to 1.4 GW.

●	In July 2015, JinkoPower signed a three-year RMB3 billion line of credit agreement with Ping An Bank which will be used to support the development of JinkoPower's PV projects.

●	In August 2015, JinkoSolar signed a US$62 million and RMB50 million loan agreement with The Export-Import Bank of China.

Operations and Business Outlook

Third Quarter and Full Year 2015 Guidance

For the third quarter of 2015, the Company estimates total solar module shipments to be in the range of 1 GW to 1.1 GW, which includes 900 MW to 950 MW module shipments to third parties and 100 MW to 150 MW for its own downstream projects. Revenues will not be recognized for the modules shipped to its own downstream projects as required by U.S. GAAP.

For the full year 2015, the Company raises the guidance of total solar module shipments to 4.0 GW to 4.5 GW which includes 3.4 GW to 3.7 GW module shipments to third parties. The Company expects to grid-connect solar power projects with a total capacity of 600 MW – 800 MW in 2015.

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Conference Call Information

JinkoSolar's management will host an earnings conference call on August 20, 2015 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

Hong Kong / International:	+852-5808-3202
U.S. Toll Free:	+1-855-298-3404
Passcode:	JinkoSolar

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available 2 hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, August 20, 2015. The dial-in details for the replay are as follows:

International:	+61-2-9641-7900
U.S. Toll Free:	+1-866-846-0868
Passcode:	3915199

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar's website at http://www.jinkosolar.com.

About JinkoSolar Holdings Co., Ltd.

JinkoSolar (NYSE: JKS) is a global leader in the solar industry. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 3 GW for silicon ingots and wafers, 2.5 GW for solar cells, and 4.0 GW for solar modules, as of June 30, 2015. JinkoSolar also sells electricity in China, and has connected approximately 725 MW of solar power projects to the grid, as of June 30, 2015.

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JinkoSolar has over 15,000 employees across its 5 productions facilities in Jiangxi and Zhejiang Provinces, China, Malaysia, Portugal and South Africa, 12 global sales offices in China, Spain, the United Kingdom, the United Arab Emirates, Jordan, Saudi Arabia, Egypt, Morocco, Ghana, Brazil, Costa Rica and Mexico and 11 oversea subsidiaries in Germany, Italy, Switzerland, the United States, Canada, Australia, Singapore, Japan, India, South Africa and Chile.

To find out more, please see: www.jinkosolar.com

Use of Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), JinkoSolar uses certain non-GAAP financial measures including, non-GAAP net income , non-GAAP earnings Per Share, non-GAAP earnings per ADS, and non-GAAP diluted weighted average ordinary shares outstanding, which are adjusted from the comparable GAAP results to exclude certain expenses or incremental ordinary shares relating to share-based compensation, convertible senior notes and capped call options, and accretion to redemption value of redeemable non-controlling interest:

●	Non-GAAP net income is adjusted to exclude the expenses relating to the issuance costs of convertible senior notes, changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes, exchange gain/(loss) on the convertible senior notes and capped call options, stock-based compensation, and accretion to redemption value of redeemable non-controlling interests; and

●	Non-GAAP earnings per share and non-GAAP earnings per ADS are adjusted to exclude the expenses relating to the issuance costs of convertible senior notes, changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes and exchange gain on the convertible senior notes and capped call options, stock-based compensation, and accretion to redemption value of redeemable non-controlling interests.

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The Company believes that the use of non-GAAP information is useful for analysts and investors to evaluate JinkoSolar’s current and future performances based on a more meaningful comparison of net income and diluted net income per ADS when compared with its peers and historical results from prior periods. These measures are not intended to represent or substitute numbers as measured under GAAP. The submission of non-GAAP numbers is voluntary and should be reviewed together with GAAP results.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2015, which was RMB6.200 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated in this press release are calculated based on Renminbi.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends, "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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For investor and media inquiries, please contact:

In China:

Sebastian Liu

JinkoSolar Holding Co., Ltd.

Tel: +86 21-6061-1792

Email: ir@jinkosolar.com

Christian Arnell

Christensen

Tel: +86-10-5900-1548

Email: carnell@christensenir.com

In the U.S.:

Jeff Bloker

Christensen

Tel: +1-480-614-3003

Email: jbloker@christensenir.com

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JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	For the quarter ended
	June 30, 2014	March 31, 2015	June 30, 2015
	RMB	RMB	RMB	USD
Revenues from third parties	2,371,242	2,749,237	3,200,594	516,225

Revenues from related parties	60,998	-	-	-

Total revenues	2,432,240	2,749,237	3,200,594	516,225

Cost of revenues	(1,881,983)	(2,190,715)	(2,536,999)	(409,193)

Gross profit	550,257	558,522	663,595	107,032

Operating expenses:
Selling and marketing	(182,425)	(214,229)	(261,551)	(42,186)
General and administrative	(92,693)	(89,363)	(125,239)	(20,200)
Research and development	(23,508)	(24,924)	(39,838)	(6,425)
Total operating expenses	(298,626)	(328,516)	(426,628)	(68,811)

Income from operations	251,631	230,006	236,967	38,221
Interest expenses, net	(71,525)	(62,938)	(79,506)	(12,824)
Subsidy income	831	1,041	3,850	621
Exchange gain/(loss)	(2,823)	(83,517)	12,991	2,095
Other income/(expense), net	(1,321)	8	32	5
Change in fair value of forward contracts	(1,979)	56,652	2,170	350
Change in fair value of convertible senior notes and capped call options	(17,828)	(29,616)	(50,675)	(8,173)
Income before income taxes	156,986	111,636	125,829	20,295
Income tax (expense)/benefit	(20,893)	(19,890)	1,845	298
Equity in income of affiliated companies	2,350	1,075	3,882	626
Net income	138,443	92,821	131,556	21,219
Less: Net income attributable to non-controlling interests	232	578	751	121
Less: Accretion to redemption value of redeemable non-controlling interests		41,271	42,458	6,848
Less:Allocation of net income to participating preferred shares issued by subsidiary	-	-	11,929	1,924
Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	138,211	50,972	76,418	12,326
Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	1.12	0.41	0.61	0.10
Diluted	1.01	0.40	0.60	0.10

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	4.48	1.64	2.44	0.40
Diluted	4.04	1.60	2.40	0.40

Weighted average ordinary shares outstanding:
Basic	123,516,733	124,300,320	124,453,627	124,453,627
Diluted	142,128,705	127,320,264	128,359,626	128,359,626

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UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE (LOSS) INCOME

Net income	138,443	92,821	131,556	21,219
Other comprehensive (loss)/income:
-Unrealized gain/(loss) on available-for-sale securities, net	(887)	968	(303)	(49)
-Foreign currency translation adjustments	(2,285)	3,801	(1,647)	(266)
Comprehensive income	135,272	97,590	129,606	20,904
Less: Comprehensive income attributable to non-controlling interest	232	578	751	121
Less:Allocation of net income to participating preferred shares issued by subsidiary	-	-	11,929	1,924
Comprehensive income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	135,040	97,012	116,926	18,859

NON-GAAP RECONCILIATION

1. Non-GAAP earnings per share and non-GAAP earnings per ADS

GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	138,211	50,972	76,418	12,326

Change in fair value of convertible senior notes and capped call options	17,828	29,616	50,675	8,173

4% of interest expense of convertible senior notes	16,814	16,757	16,726	2,698

Exchange loss/(gain) on convertible senior notes and capped call options	128	5,728	(7,328)	(1,182)

Option Expense	4,384	26,848	27,862	4,494

Accretion to redemption value of redeemable non-controlling interests	-	41,271	42,458	6,848

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders-	177,365	171,192	206,810	33,357

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share -
Basic	1.44	1.38	1.66	0.27
Diluted	1.25	1.34	1.61	0.26

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd. ‘s ordinary shareholders per ADS -
Basic	5.76	5.52	6.64	1.08
Diluted	5.00	5.36	6.44	1.04

Non-GAAP weighted average ordinary shares outstanding
Basic	123,516,733	124,300,320	124,453,627	124,453,627
Diluted	142,128,705	127,320,264	128,359,626	128,359,626

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JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31, 2014	June 30, 2015
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	1,777,021	1,752,478	282,658
Restricted cash	517,055	526,262	84,881
Restricted short-term investments	1,599,302	1,152,214	185,841
Short-term investments	112,000	2,447	395
Accounts receivable, net - related parties	174,534	156,534	25,247
Accounts receivable, net - third parties	3,118,303	3,577,283	576,981
Notes receivable, net - third parties	72,881	205,606	33,162
Advances to suppliers, net - related parties	1,184	1,084	175
Advances to suppliers, net - third parties	80,922	102,171	16,479
Inventories, net	1,891,148	2,949,752	475,766
Forward contract receivables	47,713	7,890	1,273
Deferred tax assets - current	77,562	77,562	12,510
Other receivables - related parties	163	-	-
Available-for-sale investment	20,876	19,901	3,210
Capped Call options	-	57,865	9,333
Prepayments and other current assets	916,656	970,889	156,595

Total current assets	10,407,320	11,559,938	1,864,506

Non-current assets:
Restricted cash	142,737	229,769	37,060
Project Assets	4,353,070	5,420,975	874,351
Long-term investments	103,118	108,075	17,431
Property, plant and equipment, net	3,101,795	3,411,948	550,314
Land use rights, net	371,932	368,435	59,425
Intangible assets, net	9,964	15,201	2,452
Deferred tax assets - no current	102,124	108,941	17,571
Capped call options	21,098	-	-
Other assets	474,478	687,624	110,907

Total non-current assets:	8,680,316	10,350,968	1,669,511

Total assets	19,087,636	21,910,906	3,534,017

LIABILITIES
Current liabilities:
Accounts payable - related parties	1,479	1,479	239
Accounts payable - third parties	3,147,732	3,553,460	573,139
Notes payable - third party	2,452,444	1,752,463	282,655
Accrued payroll and welfare expenses	312,431	322,631	52,037
Advances from customers	423,089	478,569	77,189
Income tax payable	75,789	80,885	13,046
Other payables and accruals	1,392,144	1,398,972	225,638
Other payables due to a related party	7,577	4,912	792
Forward contract payables	30,901	30,994	4,999
Convertible senior notes-current	-	790,286	127,465
Deferred tax liabilities - current	6,187	6,187	998
Bonds payable and accrued interests	66,726	830,766	133,995
Short-term borrowings from third parties, including current portion of long-term bank borrowings	2,606,866	4,078,004	657,743

Total current liabilities	10,523,365	13,329,608	2,149,935

Non-current liabilities:
Long-term borrowings	956,500	2,133,043	344,039
Long-term payables	66,906	78,415	12,648
Bond payables	800,000	-	-
Accrued warranty costs – non-current	229,489	246,720	39,794
Convertible senior notes	1,540,399	865,576	139,609
Deferred tax liability non-current	2,573	2,573	415

Total non-current liabilities	3,595,867	3,326,327	536,505

Total liabilities	14,119,232	16,655,935	2,686,440

Redeemable non-controlling interests	1,435,585	1,519,314	245,051

SHAREHOLDERS' EQUITY
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 124,292,030 and 124,771,230 shares issued and outstanding as of December 31, 2014 and June 30, 2015, respectively)	18	18	3
Additional paid-in capital	2,794,025	2,853,398	460,225
Statutory reserves	251,905	251,823	40,617
Accumulated other comprehensive income	11,874	14,693	2,370
Treasury stock, at cost; 1,723,200 shares of ordinary shares as of December 31, 2014 and June 30, 2015, respectively	(13,876)	(13,876)	(2,238)
Accumulated retained earnings	463,151	602,551	97,186

Total JinkoSolar Holding Co., Ltd. shareholders' equity	3,507,097	3,708,607	598,163

Non-controlling interests	25,722	27,050	4,363

Total liabilities and shareholders' equity	19,087,636	21,910,906	3,534,017

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